Exhibit 99.1

13 February 2003

3rd Quarter Operating Profit US$15.5 million
USA Fibre Cement EBIT* up 73% in Q3 and 58% YTD

James Hardie today announced an operating profit from continuing operations of US$15.5 million, for the three months ended 31 December 2002.

Overall, third quarter sales revenue increased 36%, gross profit was up 51% and EBIT* more than doubled to US$29.9 million.

The USA Fibre Cement business was again the standout performer for the quarter, lifting sales revenue 43% and EBIT* 73%, compared to same period a year ago. EBIT increased 39% in Australia and 43% in New Zealand.

The third quarter results maintained the strong growth momentum evident in the first half and more than offset the impact of normal seasonal industry slowdowns in our major markets.

The operating profit, while well above the same period last year, would have been higher but for an after-tax charge of about US$6.5 million announced in December that arose from the early retirement of debt.

For the nine months year to date, operating profit from continuing operations is up from US$13.7 million to US$62.0 million.

The nine months bottom line profit increased from US$14.1 million to US$116.0 million and includes a US$54.0 million profit primarily due to the sale of our Gypsum operations in April 2002.

3rd Quarter and Year To Date at a Glance

US$ Million	Q3FY03	Q3FY02	%+/(-)	YTDFY03	YTDFY02	%+/(-)

Net Sales	$197.4	$144.8	36	$605.2	$448.9	35
Gross Profit	74.5	49.2	51	222.0	150.8	47
EBIT (Operating Profit) before restructuring and other operating expenses	29.9	14.2	111	102.2	54.4	88
Restructuring and other operating income (expenses)	1.0	(17.1)	(106)	1.0	(28.2)	(104)
EBIT (Operating Profit/(loss))	30.9	(2.9)	—	103.2	26.2	294
Operating Profit (Income/(loss)) from continuing operations	15.5	(0.4)	—	62.0	13.7	353
Net Operating Profit (Net Income) including discontinued operations	15.5	4.6	237	116.0	14.1	—

*  EBIT before restructuring and other operating expenses.

Media/Analysts enquiries, please call: Greg Baxter, Senior Vice President Corporate Affairs
Telephone – 61 2 8274 5377 Mobile – 0419 461 368 Email – greg.baxter@jameshardie.com.au
Steve Ashe, Vice President Investor Relations: Telephone – 61 2 8274 5246 Mobile – 0408 164 011
Email – steve.ashe@jameshardie.com.au Facsimile – 61 2 8274 5218
www.jameshardie.com

Commentary

James Hardie’s CEO, Mr Peter Macdonald said: “The quarterly results from our major businesses are again unambiguously positive and the outlook for the balance of the year is equally encouraging.

“We are growing much faster in North America than the broader building and construction industry and as sales of our differentiated products increase, our margins are expanding,” said Mr Macdonald.

“We achieved further market share gains in the southern and northern regions of the United States and in Canada, and in both exterior and interior product categories.

“Sales of differentiated, higher priced products such as trim, soffits, panels and backerboard grew by more than 50% and sales of our new ColourPlus™ Collection of pre-painted siding more than trebled.

“In Asia Pacific, the Australian and New Zealand businesses generated higher sales and achieved lower costs which led to further margin expansion. The Australian business performed particularly well in spite of more intense price competition and a softening in industry demand generally,” Mr Macdonald said.

USA Fibre Cement – Continued Strong Growth

Sales revenue increased 43% to US$146.3 million in the 3rd quarter due to a 31% increase in sales volume to 298.2 million square feet and a 9% increase in the average selling price to US$491 per thousand square feet.

Growth in demand for James Hardie’s fibre cement products continued to significantly outstrip growth in housing construction, which remained at high levels during the quarter. Results for the business were further boosted by sales from the Cemplank operations that were acquired in December 2001.

Further market share gains were achieved in the northern and southern regions of the country and for exterior and interior products.

The significant increase in the average selling price was due to a further increase in sales of higher-priced, differentiated products, higher product prices generally, an increase in sales of primed, exterior products in the southern markets and the reversal of a sales rebate accrual.

Strong volume and revenue growth, combined with a lower cost of sales, lifted EBIT* 73% to US$37.8 million for the quarter and the EBIT margin also increased, to 25.8%.

For the nine months, revenue was up 38% to US$453.5 million and EBIT* was 58% higher to US$117.3 million. The EBIT margin for the nine months was 25.9%.

Australia – Higher Sales, Volumes and EBIT

Sales revenue increased 17% to US$31.7 million for the quarter due to a 13% lift in sales volume and a favourable exchange difference. EBIT was up 39% to US$6.1 million for the quarter and 51% to US$19.9 million for the nine months primarily due to the higher volumes and a lower unit cost of sales, partly offset for the nine months by higher SG&A costs. The EBIT margin improved to 19.2% for the quarter and 21.4% for the nine months.

Media Release: James Hardie – 3rd Quarter Results 2003	2

New Zealand – Higher Sales, Volumes and EBIT

Sales revenue was up 30% for the quarter due to a 17% increase in sales volumes and a favourable exchange difference, partly offset by slightly lower average selling prices. The increase in revenue together with lower unit cost of sales lifted EBIT 43% to US$2.0 million for the quarter and 44% to US$5.6 million for the nine months. The EBIT margin improved to 15.3% for the quarter and 14.2% for the nine months.

Philippines – Stronger Domestic Demand

The business recorded a small operating loss for the quarter due to supply issues in the first half of the quarter and lower than expected export sales. Domestic demand was stronger in the quarter lifting volumes 60%.

Chile – Strong Revenue and Volume growth

Both revenue and volumes were up significantly for the quarter as the business continued to penetrate its targeted market segments. The entry by James Hardie into the Chilean market has intensified competition and during the quarter another competitor exited the market, the second to do so since the company commenced operations in Chile in March 2001.

USA FRC Pipes – Sales Growth and Efficiency Gains

Sales of larger diameter pipes (30” to 36”) grew considerably during the quarter helping sales revenue to almost double and sales volume to more than double compared to the same quarter last year. Unit production costs have continued to decline as significant improvements in manufacturing efficiencies are being achieved.

Outlook

In North America, current indicators of housing activity remain positive with the number of starts and permits both increasing in recent months. Additionally, the company expects to continue to win market share across its product range and in both the north and south of the country. Further inroads into the large vinyl siding market in the north are expected as awareness continues to increase among the region’s builders, distributors and homeowners. In the south, an increased focus on the repair and remodel segment and increased selling activity in rural areas is expected to fuel further strong growth in the region.

In Australia, recent signs of softer demand are expected to continue in the fourth quarter but the renovations and commercial segments are expected to remain buoyant. The business expects a strong 4th quarter with further top line growth and a continuation of lower costs driving solid returns.

In New Zealand, demand is expected to remain strong in line with continued growth in the residential building market. Revenue and profitability is expected to lift in the 4th quarter compared to the previous year as a result of increased sales volumes and further manufacturing cost savings.

In the Philippines, continued strong growth in domestic sales is expected as the business continues to penetrate against plywood. Improved manufacturing performance at the Philippines plant is expected to result in increased export sales and help the business improve profitability.

Media Release: James Hardie – 3rd Quarter Results 2003	3

In Chile, further market penetration and share growth is expected as awareness of the company’s expanded product range continues to grow.

The US-based FRC Pipes business is continuing to increase production to meet growing demand, and further growth in sales, as well as improvements in operating efficiency are expected.

Overall, the strong growth momentum evident in the first nine months is continuing into the fourth quarter and there is no sign of any near-term threat to highly satisfactory results overall for the full year.

Ends.

Notes
1.	Unless otherwise stated, results are for continuing operations only and comparisons are of the 3rd quarter of the current fiscal year versus the 3rd quarter of the prior fiscal year; or of the first nine months of the current fiscal year versus the first nine months of the prior fiscal year.

2.	This media release forms part of a package of information about the company’s results. It should be read in conjunction with the other parts of this package, including Management’s Discussion and Analysis (MD&A), a Management Presentation, a Finance Report and a Results at a Glance document.

Disclaimer
This press release contains forward-looking statements. Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, which are further discussed in our reports submitted to the Securities and Exchange Commission on Forms 20-F and 6-K and in our other filings, include but are not limited to: competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with, and possible changes in, environmental and health and safety laws; dependence on cyclical construction markets; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental or other legal proceedings; and risks of conducting business internationally. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those contained in forward-looking statements. Forward-looking statements speak only as of the date they are made.

Media Release: James Hardie – 3rd Quarter Results 2003	4